29903 Agoura Road

Agoura Hills, CA 91301

(818) 871-5000   (818) 871-7400 fax

December 23, 2005

VIA EDGAR AND FACSIMILE

Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             THQ Inc. (“THQ” or the “Company”)

Form 10-K for the fiscal year ended March 31, 2005

File No. 000-18813

Dear Ms. Collins:

This letter sets forth the responses of THQ to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) as contained in your letter dated December 2, 2005.  This letter refers to the Staff’s review of our response to your letter dated September 15, 2005 in connection with your review of our Form 10-K for the fiscal year ended March 31, 2005 (the “10-K”).

We understand that the purpose of your review is to assist us in clarifying the overall disclosure in our filing and in complying with the applicable disclosure requirements.  Thus, our responses herein are intended to clarify and/or explain the disclosures contained in the 10-K.

THQ’s responses set forth below correspond to the comments as numbered in the Staff’s letter.

Note 2. Summary of Significant Accounting Policies

Software Development, page 62

Comment:

1.  Please refer to comment 5 in our letter dated September 15, 2005.  We have reviewed your response and note that you evaluate the contractual royalty rate because this is the rate at which an independent software developer recoups the milestone payments made before earning additional royalties.  However, it remains unclear how this amortization method complies with paragraph 8 of SFAS 86.  As a result, provide us with an analysis where you have used the contractual royalty rate to determine amortization expenses for any of your products for each year presented as well as a comparison for the same products as if the ratio of current gross revenues to the total of current and anticipated future gross revenues was used to determine amortization.

Response:

THQ utilizes both internal development teams and independent software developers to develop our interactive entertainment software products.  The services of the independent software developers are typically procured through work-for-hire agreements that define the development fees expected to be paid over the development cycle based on the completion of defined milestones.  In addition to the milestone-based development fees, the independent developer may also receive additional compensation for an amount determined by multiplying the revenue we earn from sales of the related product at a predetermined rate (the “contract rate”) less the milestone-based development fees previously paid.  The overall financial terms of the agreement define the minimum amount we will pay for a completed product and define the independent software developer’s additional compensation if the product achieves revenue that recoups the milestone-based development fees.  None of the milestone-based development fees paid to the developer are refundable by the developer to us in the event revenues from the product do not recoup such fees.  Generally, the developer does not own the intellectual property rights to the product.

SFAS 86 does not address the recognition of software development costs for arrangements such as those described in the preceding paragraph whereby a component of developer compensation is tied to future sales of the developed product.  Capitalized software development costs for these arrangements are amortized at what we have described to you as the “effective rate.”  In our response to comment 5 in our letter to you dated November 4, 2005 we clarified that our effective rate results in the same amount of amortization expense as the ratio described in paragraph 8(a) of SFAS 86.  We apply the contractual rate to amortize software development costs when total anticipated future revenues for a product indicate additional compensation has been earned by the developer.  We do this so that revenues recognized during a given period are matched with the appropriate expense.  Although SFAS 86 does not specifically address this topic, our policy for the recognition of software development costs is consistent with concepts underlying other authoritative literature, such as the recognition of film costs under SOP 00-2, “Accounting by Producers or Distributors of Films.”  There are many similarities between the business of developing and distributing interactive entertainment software and the production and distribution of films, such as content licensing and participatory royalties.  In the absence of changes in future anticipated revenue, our application of the contractual rate in the amortization of the capitalized portion of the development fee yields a constant rate of profit over the economic life of the product developed.  This is consistent with paragraph 34 of SOP 00-2, which addresses participation costs in film production.

The examples below provide a comparison between the recognition of software development costs using the ratio of current revenue to the total of current and anticipated future revenue (Example 1) described in paragraph 8 of SFAS 86 and the use of the contractual rate (Example 2) for a hypothetical independent software developer arrangement for which it is anticipated that additional compensation will be earned by the developer.  Both methods result in the same amount of software development costs recognized in each period when the additional compensation component is considered.

Facts:
(amounts in thousands)
Capitalized cost	$5,000	<a>

Revenue - Period 1	$25,000	<b>
Revenue - Period 2	5,000	<c>
Total anticipated revenue	$30,000	<d>

Contractual rate for additional compensation	20%	<e>
Effective rate	17%	<f> = <a> / <d>

Expected total cost at contractual rate	$6,000	<g > = <d> x <e>
Less: capitalized cost	(5,000)	<a>
Expected additional cost at contractual rate	$1,000	<h> = <g> - <a>

	Example 1		Example 2

Period 1 Software Development Expense

Ratio of current revenue to the total of current revenue and anticipated future revenue	83%	<i> = <b> / <d>

Higher of the contractual rate or the effective rate	20%			<j> = higher of <e> or <f>

Period 1 software development expense	$5,000	<k> = <g> x <i>	$5,000	<b> x <j>

Period 2 Software Development Expense

Revenue - Period 2	$5,000	<c>

Total anticipated future revenue	$0	<l> = <d> - <c> - <b>

Total current revenue and anticipated future revenue	$5,000	<m>

Remaining unrecognized development costs	$1,000	<n> = <g> - <k>

Ratio of current revenue to the total of current revenue and anticipated future revenue	100%	<o> = <c> / <m>

Higher of the contractual rate or the effective rate			20%	<j> = higher of <e> or <f>

Period 2 software development expense	$1,000	<n> x <o>	$1,000	<c> x <j>

We note your request asking us to provide an analysis where we have used the contractual royalty rate to determine amortization expenses for any of our products.  The examples above are constructed based on a set of data that represents the economics of a typical product produced by one of our independent developers but is not based on an actual product developed by THQ.  We believe the example, as provided, will more clearly enhance your understanding of our software development amortization policy.  The terms and conditions of our arrangements with independent developers are highly confidential.  If an analysis based on actual data is still required to assist in your evaluation of our policy, we would be happy to provide this to you at a later date pursuant to a confidential treatment request.

Revenue Recognition, page 63

Comment:

2.  With regards to your response to our previous comment no. 7, please explain the following:

•                  You indicate that the wireless subscribers directly contract with the wireless carriers.  Are you referring to the contracts for their phone services?  Who does the customer contract with for the purchase of wireless games, ringtones and wallpapers?

•                  Describe the terms of the arrangements between the Company and the mobile carriers.  Do the contracts stipulate the percentage breakdown for the transmission and content revenues for the wireless games, ringtones and wallpaper services?

•                  If the customer is not satisfied with the content, do they contact the Company or the wireless carriers?

•                  You indicate that the Company has limited credit risk because the wireless carriers bear the risk of collecting fees from their subscribers.  If the subscribers do not pay the wireless carrier, does the Company still receive their portion of the fee for the content?  If not, please explain how the Company determined they do not have credit risk.

•                  Tell us how and where you account for the costs of providing wireless games, ringtones and wallpapers to the wireless subscribers.

Response:

•                  The wireless subscribers directly contract with the wireless carriers and this is related to the contracts for their phone services.  The customer contracts with the wireless carriers for the purchase of our wireless games, ringtones and wallpapers, collectively “content.”

•                  We provide wireless carriers with content that they make available to their wireless subscribers.  The terms of our contracts require the wireless carriers to remit to us a fixed percentage of the fee charged to their subscribers for the use of our content.  The contracts do not stipulate the percentage breakdown for the transmission and content components of that fee.

•                  If wireless subscribers are not satisfied with the content, they contact the wireless carriers.

•                  With respect to credit risk, in all of our contracts with carriers, we are never at risk for the gross amount of the carrier’s transaction.  In the case of a subscriber’s non-payment to the carrier, we generally do not receive our portion of the fee.  We have ‘limited credit risk’ given that our risk is either non-existent (as is the case with some of our carriers wherein we receive revenue based on a percentage of subscriber price per unit regardless of subscriber payment) or limited to a net amount of the carrier’s transaction.  Any credit risk we may have is mitigated by the carrier’s credit policy.

•                  For wireless products, we incur the costs of developing wireless content and these costs appear in our “product development” expense line item in our income statement.

Form 10-Q for the quarterly period ended September 30, 2005

Item 4.  Controls and Procedures, page 30

Comment:

3.  Your conclusion that your disclosure controls and procedures are effective “for ensuring that information required to be disclosed by us in the report that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms” is significantly more limited than what is called for under Rule 13a-15(e) of the Exchange Act.  The rule requires that the disclosure controls and procedures be designed to also ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management as appropriate to allow timely decisions regarding required disclosure.  Tell us how you plan to comply with the requirements under Rule 13a-15(e) of the Exchange Act.

Response:

Our disclosure in “Item 4.  Controls and Procedures” in our quarterly report on Form 10-Q for the period ended September 30, 2005 states that “[o]ur principal executive officer and principal financial officer, based on their evaluation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) (emphasis added) as of the end of the period covered by this Quarterly Report on Form 10-Q, have concluded that our disclosure controls and procedures are effective for ensuring that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.”

Rule 13a-15(e) defines disclosure controls and procedures.  The rule states that “[d]isclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.”

Since we incorporated the definition of disclosure controls and procedures into our disclosure, we believe that we have complied with the requirements of Rule 13a-15(e) of the Exchange Act.  However, in order to clarify our disclosure, in future filings we will change the disclosure, if appropriate, to the following:

“Definition and limitations of disclosure controls. Our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed under the Exchange Act, such as this report, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures are also designed to ensure that such information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Our management evaluates these controls and procedures on an ongoing basis.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. These limitations include the possibility of human error, the circumvention or overriding of the controls and procedures and reasonable resource constraints. In addition, because we have designed our system of controls based on certain assumptions, which we believe are reasonable, about the likelihood of future events, our system of controls may not achieve its desired purpose under all possible future conditions. Accordingly, our disclosure controls and procedures provide reasonable assurance, but not absolute assurance, of achieving their objectives.

Evaluation of disclosure controls and procedures. Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures, believe that as of the end of the period covered by this report, our disclosure controls and procedures were effective in providing the requisite reasonable assurance that material information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding the required disclosure.”

Based upon the responses provided herein, I believe the Company has satisfied the Staff’s request.

Additionally, THQ acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the U.S. Securities and Exchange Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under Federal securities laws of the United States.

Please direct any additional questions or comments to me at (818) 871-8555.  My fax number is (818) 871-8765.

Very truly yours,

/s/ Edward K. Zinser
Edward K. Zinser

Executive Vice President and Chief Financial Officer